SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549
                                  SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                                Doubleclick Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   258609304
                                 (CUSIP Number)
                                August 30, 2002
            (Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
 X Rule 13d-1(b)
    Rule 13d-1(c)
    Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1        NAMES OF REPORTIING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Capital Research and Management Company
         95-1411037

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)     (a)
2                                                                                (b)


 NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE



                 5        SOLE VOTING POWER
                          NONE



                 6        SHARED VOTING POWER
                          NONE

                 7        SOLE DISPOSITIVE POWER
                          6,079,400
                 8        SHARED DISPOSITIVE POWER
                          NONE



         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9        6,079,400 Beneficial ownership disclaimed pursuant to Rule 13d-4

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         4.5%

12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA


Amendment No. 2

Item 1(a) Name of issuer:
Doubleclick Inc.

Item 1(b) Address of issuer's principal executive offices:
450 West 33rd Street, 16th Floor
New York, NY 10001

Item 2(a) Name of person(s) filing:
Capital Research and Management Company

Item 2(b) Address or principal business office or, if none, residence:
333 South Hope Street
Los Angeles, CA  90071

Item 2(c) Citizenship:   N/A

Item 2(d) Title of class of securities:
Common Stock

Item 2(e) CUSIP No.:
258609304

Item 3 If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filings is a:
(e)  X An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

Item 4 Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See page 2

(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or to direct the disposition of:

Capital Research and Management Company, an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940 is deemed to be the beneficial owner of 6,079,400 shares or 4.5% of the 136,125,000 shares of Common Stock believed to be outstanding as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

Item 5 Ownership of 5 percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: X

Item 6 Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.:
N/A

Item 8 Identification and Classification of Members of the Group:  N/A

Item 9 Notice of Dissolution of Group:  N/A

Item 10 Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            Date:              September 9, 2002



            Signature:         *Paul G. Haaga, Jr.

            Name/Title:        Paul G. Haaga, Jr., Executive Vice President

                               Capital Research and Management Company



*By        /s/ James P. Ryan

           James P. Ryan

           Attorney-in-fact


Signed pursuant to a Power of Attorney dated January 9, 2002 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Research and Management Company on January 10, 2002 with respect to HotJobs.Com, Ltd.